Exhibit 99.1

PRESS RELEASE	MEDIA CONTACT Birkenstock Holding plc ir@birkenstock-holding.com
LONDON, UNITED KINGDOM || November 18, 2025

BIRKENSTOCK ANNOUNCES FOURTH QUARTER AND FULL FISCAL YEAR 2025 (Ended SEPTEMBER 30, 2025) Results date and conference call

Birkenstock Holding plc (“BIRKENSTOCK” or the “Company”, NYSE: BIRK), announced today that the Company will report its fourth quarter and full fiscal year 2025 (ended September 30, 2025) financial results on Thursday, December 18, 2025 before the US market open. The Company will host a conference call and live webcast with the investment community at 8:00 a.m. Eastern Time that day.

The webcast will be accessible on the Company’s Investor Relations website at https://www.birkenstock-holding.com. To join the event please register via the general audience webcast link Birkenstock Fourth Quarter and Full Fiscal Year 2025 Results - Events Platform - Q4. Covering analysts who wish to participate in the live Q&A session are required to pre-register. An archive of the webcast will also be available on BIRKENSTOCK’s Investor Relations website.

ABOUT BIRKENSTOCK

Birkenstock Holding plc is the ultimate parent Company of Birkenstock Group B.V. & Co. KG and its subsidiaries (the "Birkenstock Group"). BIRKENSTOCK is a global brand which embraces all consumers regardless of geography, gender, age and income and which is committed to a clear purpose - encouraging proper foot health. Deeply rooted in studies of the biomechanics of the human foot and backed by a family tradition of shoemaking that can be traced back to 1774, BIRKENSTOCK is a timeless «super brand» with a brand universe that transcends product categories and ranges from entry-level to luxury price points while addressing the growing need for a conscious and active lifestyle. Function, quality and tradition are the core values of the Zeitgeist brand which features products in the footwear, sleep systems and natural cosmetics categories. BIRKENSTOCK is the inventor of the footbed and has shaped the principle of walking as intended by nature ("Naturgewolltes Gehen").

MEDIA CONTACT

Birkenstock Holding plc

ir@birkenstock-holding.com

1	BIRKENSTOCK HOLDING PLC || press release || November 18, 2025